Exhibit 99.1

For Immediate Release

VIÑA CONCHA Y TORO REPORTS
THIRD QUARTER AND 9-MONTHS 2008
RESULTS

Santiago, Chile, October 30, 2008 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), announced today its consolidated financial results for the quarter and nine-month periods ended September 30, 2008. Figures are stated in accordance with Chilean GAAP and in constant Chilean pesos (Ch$) as of September 30, 2008. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30, 2008 (US$1.00=Ch$551.31).

Highlights 3Q 2008

•	Total sales (in Chilean pesos) decreased 2.5%.
•	Export sales decreased 1.1% in US dollar terms.
•	Bottled export shipments declined 0.6% to 4,456,000 cases.
•	Domestic sales decreased 7.5%.
•	Operating income fell by 10.5%, operating margin decreased to 16.4% from 17.9%.
•	Net income decreased 13.8% to Ch$10,876 million (US$19.7 million).
•	Ebitda decreased 8.4% to Ch$18,194 million (US$33 million). Ebitda margin fell to 21.1% from 22.4%.
•	Earnings per ADR decreased 12.7% to US$0.55.

Highlights 9M 2008

•	Total sales (in Chilean pesos) remained flat.
•	Export sales increased 12.3% in US dollar terms.
•	Bottled export shipments rose by 5.9% to 12,008,000 cases.
•	Domestic sales decreased 3.2%.
•	Operating income fell 3.9%, operating margin decreased to 16.6% in 9M08 from 17.2% in 9M07.
•	Net income decreased 1.9% to Ch$27,989 million (US$50.8 million).
•	Ebitda decreased 3.8% to Ch$47,610 million (US$86.4 million). Ebitda margin was 21%.
•	Earnings per ADR declined 0.6% to US$1.41.

Comments of the CEO

Company’s results to September and for the third quarter reflect mainly the negative impact of a lower exchange rate over returns measured in foreign currency. The real appreciation of the Chilean peso was 15.1% for the nine-month period and 8.8% for the quarter.

Overall Company results in foreign markets are satisfactory. Export returns in U.S. dollars increased by 12.3% in the nine-month period as a result of a 5.9% volume increase and a 6.1% increase in the average price per case. In the third quarter, we saw a slowdown in shipments, reflecting lower promotional activity in the United Kingdom and a contraction in certain markets of South America, particularly Brazil.

The domestic market result shows the impact – on volumes– following the price increases made in order to improve returns on the business. In the third quarter, we also faced a difficult comparison base due to the record volumes in 2007.

For the quarter, operating income decreased by 10.5% to Ch $14,203 million (US $26 million) and operating margin decreased to 16.4% from 17.9% in the same quarter last year. For the nine months, operating margin decreased to 16.6% from 17.2% in the same period of 2007. Quarterly and nine-month results reflect mainly the negative impact of the sharp appreciation of the Chilean peso in this period.

Third Quarter 2008 Results

Total Revenues

Total revenues decreased by 2.5% to Ch$86,398 million (US$157 million) from Ch$88,575 million (US$161 million). This mainly shows (i) the impact of the fall in the exchange rate on foreign currency returns, (ii) reduced sales volumes by Concha y Toro UK due to lower promotional activity as compared to 2007, and (iii) lower sales on the Chilean domestic market where the company has made price increases across the portfolio which have impacted volumes but enhanced profitability.

Table 1
Total Revenues
(In Ch$ millions)

	3Q08	3Q07	Change (%)	9M08	9M07	Change (%)

Chile:
Domestic sales	14,964	16,179	-7.5%	37,700	38,701	-2.6%
Exports to third parties	42,096	41,321	1.9%	113,037	111,247	1.6%
Concha y Toro UK	19,962	22,242	-10.2%	51,667	53,918	-4.2%
Other revenues	2,852	2,549	11.9%	8,136	7,621	4.1%

Argentina:
Domestic	2,319	2,326	-0.3%	5,668	5,443	4.1%
Exports	4,205	3,958	6.2%	10,961	10,934	0.2%

TOTAL	86,398	88,575	-2.5%	227,168	227,864	-0.3%

Domestic Sales, Chile

Total domestic sales (including bulk) decreased 7.5% to Ch$14,964 million (US$27 million). Domestic bottled wine sales decreased 7.5% to Ch$14,923 million (US$27 million) in 3Q08 from Ch$16,128 million (US$29 million) in 3Q07, following a 12.7% decrease in volume, partially compensated by a 6% increase in the average price. Sales volumes of bottled wine on the domestic market totaled 21.6 million liters. Sales of bulk wine during the quarter totaled 59 thousand liters.

The volume decline of 12.7% is partly explained by the very difficult comparison base faced this quarter. During the third quarter of 2007 the company posted a record volume reflecting stocking in anticipation of the price increases for that period. It is important to point out that the volume produced in the third quarter 2008 is the second largest volume (for the third quarter) after the record volume of 2007.

By category, volume increased 9.7% in the premium segment with good results of the Casillero del Diablo and Marques de Casa Concha brands. On the other hand, popular wines decreased 13.1%.

According to AC Nielsen’s figures, as of August- September 2008, Concha y Toro’s market share by volume was 29.5% compared to 30% in the same period of 2007.

Export Revenues

Sales abroad, including export sales to third parties and those of Concha y Toro UK, decreased 2.4% to Ch$62,058 million in 3Q08 from Ch$63,563 million in 3Q07. The result in Chilean pesos reveals the impact of an 8.8% real appreciation of the Chilean peso in the period. This unfavorable exchange movement offset the 7.1% revenue growth measured in US dollar terms totaling US$119 million.

•	Exports of Bottled Wine in US$ (FOB):

The following figures, representing exports (FOB) in dollars and volume terms, include those to third parties as well as to the Company’s distribution subsidiary in the UK. For the quarter, exports decreased 1.1% to US$104 million from US$105 million. Volumes shipped decreased 0.6% while the average price declined 0.5%.

Graph 1
Export Value (US$) by Region
Third Quarter 2008

Export sales increased in Canada (+61%), the US (+19%), Asia (+3.7%) and Central America/Caribbean (+5%). Export sales decreased in Europe (10%) and in South America (16.7%).

• Exports of Bottled Wine in Volume:

Following a strong second quarter, third quarter shipments produced a slight decline of 0.6%, totaling 4,456,000 cases. This result responds mainly to lower shipments to the UK and a contraction in some countries in South America.

Shipments to the UK decreased 17.3%; however sales of Concha y Toro UK (which is a better indication of consumption at the retail level) showed a 10.5% decline in the period mainly because the company has not participate as actively in promotions as in 2007, due to the low exchange rate prevailing in this current period. On the positive side, shipments to Continental Europe grew 9.5% in the period, led by Russia.

In South America lower volumes respond mainly to lower shipments to Brazil where the exchange rate fluctuations have impacted import conditions.

Shipments to the USA increased 19.6% in the quarter driven by the varietal and bi-varietal categories.

• Prices: The average price per case decreased 0.5% to US$23.24 from US$23.36 in 3Q07, mainly due to a higher mix of bi-varietal wines.

Argentine Operations

Total revenues from the Argentine operation increased 3.8% to Ch$6,524 million as a result of a 6.2% increase in export sales. Domestic sales in Chilean pesos remained flat. Positive growth in US dollars was partly compensated by the unfavorable exchange rate during this period.

In the quarter, Trivento’s exports increased 9.4% to US$8.7 million. Volumes decreased 3%, with shipments of 436,700 cases, and the average price per case increased 12.7% in US dollars.

Domestic Argentine sales in US dollars grew 11.3% to US$4.4 million. This was as a result of a 19% increase in the average price, partly offset by a 6.6% decline in volume. Domestic volumes reached 247,300 cases.

Other Revenues
Other revenues, comprising fees for bottling services, sales of fruit and liquors, grew 11.9%, to Ch$2,852 million (Ch$5.2 million) mainly due to higher sales of liquors.

Cost of Sales

For the quarter, the total cost of sales rose 1.7% to Ch$52,690 million (US$96 million) from Ch$51,812 million (US$94 million) in 3Q07. The cost of sales as a percentage of total sales increased to 61% from 58.5%, mainly as a result of a higher average direct cost. This is explained by the higher grape costs of the 2008 vintage.

The gross margin moved to 39% from 41.5%, due to the higher average direct cost.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses decreased 6.7% to Ch$19,505 million (US$35 million) in 3Q08 compared to Ch$20,896 million (US$38 million) in 3Q07, mainly due to the exchange rate effect affecting SG& A from the subsidiaries abroad. As a percentage of sales, SG&A decreased to 22.6% from 23.6% in 3Q07.

Operating Income

Operating income decreased 10.5% to Ch$14,203 million (US$26 million) in 3Q08 compared to Ch$15,866 million (US$29 million) in 3Q07. The operating margin fell to 16.4% from 17.9% as a result of a negative exchange rate impact and a higher direct cost as compared to 3Q07.

Non-Operating Result

The non-operating result showed a loss of Ch$395 million (US$0.7 million) as compared to a loss of Ch$439 million (US$0.8 million) in 2007. This is explained by a gain obtained in price level restatements partly compensated by a loss in exchange rate differences and higher financial expenses.

Interest expenses increased 57.3% and totaled Ch$1,957 million (US$3.5 million), resulting from higher financial debt and higher interest rates for the period. As of September 30, 2008, total financial debt was Ch$135,272 million (US$245 million), representing a 30% increase from 2007. The debt increase responds to financing part of the investment requirements for the present year.

Table 2
Non-Operating Results
(In Ch$ millions)

	3Q08	3Q07	Change (%)	9M08	9M07	Change (%)

Non-operating Income
Equity Income	756	577	31.1%	594	558	6.5%
Other non-operating income	225	215	4.7%	1,178	409	188.2%
Total non-operating income	981	792	23.9%	1,772	967	83.3%

Non-operating expenses
Interest Expense	-1,957	-1,244	57.3%	-4,510	-3.648	23.6%
Price Level Restatement	1,518	389	290.1%	555	-453	-222.6%
Exchange Differences	-654	-46	1,309%	464	-190	-344.3%
Other Non-operating expenses	-284	-329	-13.9%	-729	-743	-1.9%
Total non-operating expenses	-1,376	-1,231	11.8%	-4,220	-5,034	-16.2%

Total Non-Operating Result	-395	-439	-10.1%	-2,447	-4,067	-39.8%

Net Income and Earnings per Share (EPS)

Net income for the period decreased 13.8% to Ch$10,876 million (US$19.7 million) from Ch$12,622 million (US$22.9 million). Based on 719,170,735 weighted average shares, Concha y Toro’s earnings decreased to Ch$15.12 per share from Ch$17.55 in the quarter. Earnings per ADR were Ch$302.4 in 3Q08. In US dollar terms, earnings per ADR decreased 12.7% to US$0.55 in the third quarter of 2008 from US$0.63 for the third quarter of 2007.

9-Months 2008 Results

Total Revenues
Total revenues for the nine-month period ended September 2008 nearly maintained the same level of 2007 totaling Ch$ 227,168 million (US$412 million). This result reflects mainly the negative exchange rate impact over returns in foreign currency. A 15.1% real appreciation of the Chilean peso in this period offset the growth in export returns achieved in this period. In addition, the domestic market evidenced lower sales.

Domestic Sales, Chile
Total domestic sales (including bulk) decreased 2.6% to Ch$37,700 million (US$68 million) in 9M08 from Ch$38,701 million (US$70 million) in 9M07. Domestic bottled wines sales decreased 3.2% to Ch$37,424 million from Ch$38,650 million in 9M07. Bottled sales volume in the domestic market totaled 54 million liters. Sales of bulk wine during the quarter totaled 481 thousand liters.

The domestic market result reveals a 7.5% volume decline, partly compensated by a 4.7% increase in the average price. As explained before, volume comparison is affected by the record volume achieved in the third quarter of 2007 (resulting from stocking in anticipation of price increases for that period last year). The higher average price reflects the Company’s pricing policy, seeking higher profitability, following a higher direct cost in this period.

Other Revenues
Other revenues increased 6.7% to Ch$8,136 million (US$ 14.8 million), as a result of larger sales of liquors and other products.

Export revenues
Sales abroad, including exports to third parties and those of Concha y Toro UK, slightly decreased (0.3%) to Ch$164,703 million in 9M08 from Ch$165,165 million in 9M07. The result in Chilean pesos reveals the impact of a 15.1% real appreciation of the Chilean peso in the period. This unfavorable exchange movement offset the 17.5% revenue growth measured in US dollar terms totaling US$ 327 million.

•          Exports of bottled wine in US$ (FOB): The following figures correspond to exports (FOB) in US dollar terms, which include those to third parties and to the UK subsidiary; exports increased 12.3% to US$ 290 million in 9M08 from US$258 million in 9M07, as a result of a 5.9% increase in volume and a 6.1% increase in the average price in US dollars.

Graph 1
Export Value (US$) by Region
9-months 2008

In value terms, regional markets contributed to the Company’s growth, as follows: Europe (+12%), Canada (+50%), Asia (+30%), the US (+12%) and Central America/Caribbean (+7.6%). Sales revenue to South America decreased by 11%.

•          Exports of bottled wine by volume: For the nine-month period, export shipments increased 5.9% to 12,008,000 cases. Shipments to Europe increased 3.9%, following a 6.4% decrease in shipments to the UK compensated by a 15.7% growth in Continental Europe. During this year in the UK the company has been less active in promotional activity as compared to 2007, mainly due to unfavorable exchange rate conditions.

In Asia, Canada and the US the company has seen a strong performance with volumes shipped growing by 24%, 39% and 11%, respectively. Volumes to Central America/Caribbean increased 2.5% while volumes to South America decreased 12.8%.

Shipments by segment reveal a 2.4% increase in premium wines, a 16.7% growth in varietal wine sales and a 2.7% growth in the bi-varietal category.

•          Prices: The average price per case increased 6.1% to US$ 24.14 from US$ 22.77 in 9M07.

Argentine Operations
Total revenues from our Argentine business increased 1.5% to Ch$16,629 million following a 0.2% increase in exports and a 4.1% increase in domestic sales.

For the first nine months of the year, Trivento’s exports of bottled wine totaled 1,255,690 cases with a 7.7% increase over the same period of 2007. Exports in value terms (US dollars) increased 15.7% to US$23.7 million.

Domestic sales in the Argentine market totaled US$ 10.9 million and 651,600 cases, representing growth rates of 22.7% and 7%, respectively.

Cost of Sales
For the nine-month period, the total cost of sales rose 0.7% to Ch$136,400 million (US$ 247 million) from Ch$ 135,440 million (US$ 246 million) in 2007. Cost of sales as a percentage of total sales increased to 60% from 59.4% mainly as a result of a higher average direct cost. This is explained by a higher grape cost in the 2008 vintage.

The gross margin moved to 40% from 40.6%, this resulted from a higher average direct cost in this period and also shows the negative impact of the appreciation of the Chilean peso over exports returns in dollars.

Selling, General and Administrative Expenses
Selling, General and Administrative Expenses decreased 0.2% to Ch$53,084 million (US$96 million), mainly as a result of the exchange rate effect over foreign subsidiaries’ expenses. As a percentage of revenues, SG&A increased to 23.4% from 23.3% in 9M07.

Operating Income
Operating income decreased 3.9% to Ch$37,684 million (US$68 million) compared to the Ch$39,224 million (US$ 71 million) in 9M07. The operating margin decreased from 17.2% to 16.6% following a higher average direct cost in the period and a lower exchange rate impacting returns in foreign currency.

Non-Operating Results
The non-operating result showed a loss of Ch$2,447 million (US$4 million) as compared to a loss of Ch$4,067 million (US$7 million) in 2007. This is explained by a gain obtained in price level restatements and exchange rate differences, both compared to losses in 9M2007. In addition, the company registered an extraordinary gain related to the sale of land of $656 million (US$1.2). These results were partly offset by higher financial expenses.

•         Interest expenses increased 23.6% and totaled Ch$4,510 million (US$8.2 million), resulting from higher financial debt and higher interest rates for the period. As of September 30, 2008 total financial debt was Ch$135,272 million (US$245 million), representing a 30% increase from 2007. The debt increase responds to financing part of the investment requirements for the present year.

Net Income and Earnings per Share (EPS)
Net income for the period fell 1.9% to Ch$ 27,989 million (US$50.8 million) from Ch$ 28,545 million (US$ 51.8 million). Concha y Toro’s EPS decreased to Ch$ 38.92 per share from Ch$ 39.69; earnings per ADR were Ch$778.4 in 9M08 and Ch$ 793.80 in 9M07. In US dollar terms, earnings per ADR decreased 0.6% to US$ 1.41 compared to US$1.42 for the nine-month period of 2007.

Balance Sheet

Assets

As of September 30, 2008, the Company’s consolidated assets totaled Ch$496,767 million (US$901 million) and were Ch$63,250 million (US$ 115 million) higher than the figure reported a year earlier, mainly due to an increase in current assets (inventories) and fixed assets, involving investments in cellar capacity and acquisition and planting of new vineyards.

Liabilities

As of September 30, 2008 net financial debt stood at Ch$135,272 million (US$245 million) representing a year-on-year increase of Ch$31,185 million (US$56.5 million). This is mainly explained by an increase in short term debt to banks and financial institutions.

As of September 30, the financial debt to equity ratio stood at 0.54:1.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 125 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates 7,000 hectares of vineyards in Chile and 957 hectares in Argentina.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to list on the New York Stock Exchange under the ticker symbol “VCO”. The Company has 2,434 employees and is headquartered in Santiago, Chile.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

Viña Concha y Toro S.A.
Consolidated Income Statement
(In thousands of constant Chilean pesos as of September 30, 2008)

	3Q2008 Th. Ch$	3Q2007 Th. Ch$	Change %	9M2008 Th. Ch$	9M2007 Th. Ch$	Change %

Operating Results

Sales revenues	86,398,460	88,574,600	2.5	227,168,136	227,863,747	-0.3
Cost of sales	-52,690,457	-51,812,398	1.7	-136,400,169	-135,439,941	0.7
% of sales	61.0%	58.5%		60.0%	59.4%
Gross Margin	33,708,003	36,762,202	-8.3	90,767,967	92,423,806	-1.8
% of sales	39.0%	41.5%		40.0%	40.6%
Selling & Adm. Expenses	-19,504,910	-20,896,072	-6.7	-53,083,968	-53,199,324	-0.2
% of sales	22.6%	23.6%		23.4%	23.3%

Operating Income	14,203,094	15,866,130	-10.5	37,683,999	39,224,482	-3.9
% of sales	16.4%	17.9%		16.6%	17.2%

Non-Operating Results
-Non-operating income	224,929	214,795	4.7	1,177,860	408,693	188.2
-Equity income	756,302	576,966	31.1	594,401	558,327	6.5
-Non-operating expenses	-283,735	-329,353	-13.9	-729,207	-743,281	-1.9
-Financial expenses	-1,956,605	-1,244,129	57.3	-4,509,635	-3,648,051	23.6
-Price level restatement	1,518,471	389,273	290.1	555,437	-452,927	-222.6
-Exchange differences	-653,917	-46,411	1,309	463,826	-189,887	-344.3
Non-operating result	-394,555	-438,859	-10.1	-2,447,318	-4,067,126	-39.8

Income before income tax	13,808,538	15,427,271	-10.5	35,236,681	35,157,356	0.2
Less: income tax	-2,931,039	-2,801,236	4.6	-7,233,249	-6,605,408	9.5
Minority interest	-1,191	-4,182	-71.5	-13,997	-6,699	108.9

Net Income	10,876,308	12,621,853	-13.8	27,989,435	28,545,249	-1.9

-Earnings per share (Ch$)	15.12	17.55	-13.8	38.92	39.69	-1.9
-Earnings per ADR (US$)	0.55	0.63	-12.7	1.41	1.42	-0.6

EBITDA	18,194,357	19,861,288	-8.4	47,610,437	49,475,557	-3.8
% sales	21.1%	22.4%		21.0%	21.7%

Number of shares	719,170,735	719,170,735		719,170,735	719,170,735

Exchange rate US$1.0=Ch$551.31

Viña Concha y Toro S.A.
Consolidated Balance Sheet
(In thousands of constant Chilean pesos and US dollars as of September 30, 2008)

	As of Sept. 30, 2008 Th. Ch$	As of Sept. 30, 2007 Th. Ch$	As of Sept. 30, 2008 Th. US$

Assets
Cash and equivalents	1,910,866	2,6030,021	3,466
Inventories	126,331,294	99,719,851	229,174
Accounts receivable	93,446,242	84,553,421	169,499
Other current assets	28,202,886	25,684,337	51,156
Total current assets	249,891,288	212,587,630	453,268

Property, plant & equipment, net	228,127,237	204,279,969	413,791
Other assets	18,748,113	16,648,178	34,006

Total assets	496,766,638	433,515,777	901,066

Liabilities and Shareholders’ Equity
Short term debt (1)	79,770,580	43,276,127	144,693
Other current liabilities	92,817,181	85,601,817	168,358
Total current liabilities	172,587,761	128,877,944	313,050
Long term debt (1)	55,501,274	60,810,858	100,672
Other long-term liabilities	16,910,988	13,397,709	30,674
Total long-term liabilities	72,412,262	74,208,567	131,346

Minority interest	31,489	19,769	57

Shareholders’ equity	251,735,126	230,409,497	456,613

Total liabilities and shareholders’ equity	496,766,638	433,515,777	901,066

(1) includes only financial debt
Exchange rate: US$1.0=Ch$551.31